[GRAPHIC    ATEL
 OMITTED]   CAPITAL GROUP



                                  July 29, 2009


BY EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance, Mail Stop 4631
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549-4631

         Re: ATEL Capital Equipment Fund VII, LP (the "Company) Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the period ended March 31, 2009
                  SEC File No. 0-24175

Dear Mr. Decker:

     This letter is in response to your letter dated July 14, 2009, addressed to me as Chief Financial Officer of the above-referenced Company, regarding the referenced reports.

     The Company's supplemental responses to the comments in your letter are set forth below, with captions and numbered responses keyed to the captions and numbered comments in your letter.

              FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. The supplemental responses include the Company's proposed revisions to be made to future filings. Subject to the Staff's concurrence with the adequacy of the proposed revisions in response to its comments, all such revisions will be included in future filings as appropriate.

Management's Discussion and Analysis

Results of Operations, page 9

2. The registrant will consider presenting its utilization percentages for assets under lease in a similar manner to the presentation included on page 12 of the Form 10-K for the year ended December 31, 2008 for ATEL Capital



           600 California Street, 6th Floor, San Francisco, CA 94108
         Main 415.989.8800     Facsimile 415.989.3796     www.atel.com

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Mr. Rufus Decker
July 29, 2009
Page 2


     Equipment Fund X, LLC, and will also consider discussing any significant changes from period to period.

Financial Statements

Notes to Financial Statements

Note 4,  Reserves, Impairments and Provisions for Doubtful Accounts, page 23

3. This will confirm that a new cost basis is assigned by the registrant for any assets for which an impairment loss is recorded and that impairment losses are not reversed, in accordance with SFAS 144.

Note 5,  Investments in Equipment and Leases, page 24

4. With respect to contingent rentals, the registrant proposes to revise its footnote in future filings to read as follows, as appropriate to the period reported:

     The Partnership earns revenues from its fleet of marine vessels based on utilization of the vessels. Such contingent rentals (i.e. , short-term, operating charter hire payments) and the associated expenses are recorded when earned and/or incurred. The revenues associated with these rentals are included as a component of Operating Lease Revenues, and totaled $________, and $________ for the respective years ended December 31, 200x and 200y.

5. With respect to direct financing leases, the registrant proposes to include in its footnote tabular disclosure of such leases placed in non-accrual status as of the end of each period presented, as indicated pro forma below (as appropriate for any period):


Direct financing leases:

As of December 31, 200y, investment in direct financing leases consists of manufacturing equipment. The following lists the components of the Partnership's investment in direct financing leases as of December 31, 200y and 200x (in thousands):

                                                   200y                 200x
                                               ------------        -------------
Total minimum lease payments receivable        $     1,647         $        299

Estimated residual values of leased                     75                  615
   equipment (unguaranteed)

Investment in direct financing leases                1,722                  914

Less unearned income                                (1,092)                 (89)

Net investment in direct financing leases      $       630         $        825
                                               ============        =============

Net investment in direct financing leases      $      XXXX         $       XXXX
placed in non-accrual status                   ============        =============


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Mr. Rufus Decker
July 29, 2009
Page 3


Note 6,  Related Party Transactions, page 25

6. The registrant proposes to include the following additional disclosure in the footnote in future filings:

     The Fund's Limited Partnership Agreement places an annual and cumulative limit for cost reimbursements to AFS and/or its affiliates. Any reimbursable costs incurred by AFS and/or affiliates during the year exceeding the annual and/or cumulative limits cannot be reimbursed in the current year, though such costs may be reimbursable in future years to the extent such amounts may be payable if within the annual and cumulative limits in such future years. The Fund is a finite life and self liquidating entity, and AFS and its affiliates have no recourse against the Fund for the amount of any unpaid excess reimbursable administrative expenses. The Fund will continue to require administrative services from AFS and its affiliates through the end of its term, and will therefore continue to incur reimbursable administrative expenses in each year. The Fund has determined that payment of any amounts in excess of the annual and cumulative limits is not probable, and the date any portion of such amount may be paid, if ever, is uncertain. When the Fund completes its liquidation stage and terminates, any unpaid amount will expire unpaid, with no claim by AFS or its affiliates against any liquidation proceeds or any party for the unpaid balance. Accordingly, the Partnership has recorded neither an obligation nor an expense for such contingent reimbursement of the approximate $_____ thousand excess reimbursable administrative expenses as of December 31, 200x.

Exhibit 31

7. We note the missing references in the introductory portions of paragraphs 4 and 5 to "internal control over financial reporting." The registrant made the correct certification in its subsequent quarterly report on Form 10-Q for the first quarter of 2009, and will make certain that the correct certifications are filed with each of its future periodic reports. The staff has directed that the registrant file an amended Form 10-K for the year ended December 31, 2008, to replace the current Exhibits 31 with new and updated Exhibits 31 with the corrected references in the introductory paragraphs to those two items. The registrant requests that its undertaking to provide the corrected certifications in all future filings be deemed to satisfy this comment without the need to file an amended Form 10-K.

     The registrant would point out that, while the introductory portions of paragraphs 4 and 5 omit the required reference to "internal control over financial reporting," the substantive portions of those paragraphs, items 4(b) and 4(d), and items 5(a) and 5(b), do contain the required references to internal control over financial reporting. The officers have therefore already certified in the Form 10-K to the design of such controls, the disclosure of any material changes to such controls in the report, and

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Mr. Rufus Decker
July 29, 2009
Page 4


     disclosure of any deficiencies or material weaknesses in such controls, or fraud by any person with a significant role in such control, to the auditors and audit committee. The registrant would further note that its subsequent quarterly report on Form 10-Q includes the complete and correct certifications for the quarter ended March 31, 2009.

     The registrant would therefore assert that its responsible officers have made the substantive certifications for the year ended December 31, 2008, have made updated certifications as of the subsequent first quarter ended March 31, 2009, and will make them as of the quarter ended June 30, 2009 and every subsequent period. The registrant believes that the potential cost and delay in its current periodic reporting that would result from preparing and filing an amended report for the purpose of correcting the introductory portions of the paragraphs should therefore outweigh any benefit to public disclosure that might be deemed necessary under these circumstances.

     As the staff is aware, the registrant and five of its affiliates are subject to this same comment, so insistence upon an amended Form 10-K would mean the registrant's management would be required to prepare six amended 10-Ks, while at the same time preparing those same six registrants' periodic reports for the quarter ended June 30, 2009, adding to the cost and potentially delaying completion of reporting for the current period. As correcting these certifications would be the only reason for such amendments to the 10-Ks, the registrant hereby requests that the staff concur that this comment is satisfied with the registrant's undertaking to make certain that the correct certifications continue to be provided in all subsequent periodic reports.

                  FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

8. The responsive changes proposed with respect to future annual reports on Form 10-K will, upon Staff confirmation of our proposed responses, be similarly addressed in all future interim reports.


                                     * * * *

     The Company, in connection with the staff's review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


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Mr. Rufus Decker
July 29, 2009
Page 5


     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned with any further comments or questions concerning the Company's reports.

                                         Very truly yours,

                                         /s/ PARITOSH K. CHOKSI

                                         By: Paritosh K. Choksi
                                         Chief Financial Officer
                                         ATEL Capital Equipment Fund VII, LP


cc:      Ms. Nudrat Salik
         Staff Accountant
         Division of Corporation Finance, Mail Stop 4631
         Securities and Exchange Commission

         Paul J. Derenthal, Esq.
         Mr. Samuel Schussler
         Mr. Tullus Miller